Charron Favreau S.P.C.



ANNUAL REPORT

4682 Calle Bolero

Camarillo, CA 93012

0

http://chareau.us/

This Annual Report is dated June 3, 2022.

BUSINESS

Charron Favreau S.P.C. is a beverage company that produces craft spirits in Camarillo, CA. We operate our own distilled spirits plant, produce and market spirits products, most notably Chareau Aloe Liqueur, and sell those products to third party distributors and retailers across the United States. Our company was originally formed in 2011 as Charron Favreau LLC. Our licensing, IP, trademark, distribution contracts, leases, and many other material contracts are still in the name of Charron Favreau LLC. In 2019, Charron Favreau, S.P.C. was formed to further expand and develop our business as the parent company, and all Charron Favreau LLC members have signed over their shares on a 1:1 basis to Charron Favreau, S.P.C. Charron Favreau LLC now operates as a wholly owned subisidary.

Previous Offerings

Name: Common Stock
Type of security sold: Equity
Final amount sold: $1,425,000
Number of Securities Sold: 2,736,101
Use of proceeds: Working Capital
Date: August 16, 2021

Offering exemption relied upon: 506(b)

Name: Preferred Stock
Type of security sold: Equity
Final amount sold: $605,000
Number of Securities Sold: 605,000
Use of proceeds: Working Capital
Date: August 16, 2021
Offering exemption relied upon: 506(b)

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

Year ended December 31, 2021 compared to year ended December 31, 2020. Our financial statements and discussion factor in our entity Charron Favreau S.P.C. and our wholly owned subsidiary Charron Favreau LLC which has been in operation since 2011.

Revenue
Revenue for fiscal year 2021 was $1,204,284, up 145% compared to fiscal year 2020 revenue of $491,122. 2021 was another unpredictable year due to the repercussions of COVID-19 on the hospitality industry and the country as a whole. As bars and restaurants opened back up, we were able to resecure many of our past placements from 2019, however, not all of our previous customers were able to survive the pandemic. This led to unpredictable sales activity and a strained market. Overall, we were able to stay afloat during this difficult time, keep our product in stock, and still continue to grow.

Gross Margins
2021 gross profit increased to $805,287.31. This was significant growth over 2020 gross profit of $321,447.

Expenses
The Company's expenses consist of, among other things, overhead, sales, marketing, and payroll. Expenses in 2021 were $1,284,451, compared to $777,927 in 2020. Increased freight costs, an unreliable supply chain, and inflation led to higher expenses. The company was forced to find new suppliers, pay premiums for goods and services, and raise outside investment to continue producing our products.

Cash Flows
Cash flow from operations has been difficult to bring positive with the effects of COVID on the

economy, however, the company was able to improve and secure its cash flow position through outside investment.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $345,259.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: Kurt Charron
Amount Owed: $167,048.83
Interest Rate: 5.0%
Maturity Date: August 16, 2023

Creditor: Live Oak Bank (7a)
Amount Owed: $59,914
Interest Rate: 7.74%
Maturity Date: November 10, 2026

Creditor: U.S. Small Business Administration
Amount Owed: $529,954
Interest Rate: 3.75%
Maturity Date: April 09, 2050

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Kurt Charron
Kurt Charron's current primary role is with the Issuer.
Positions and offices currently held with the issuer:
Position: Founder/CEO/President
Dates of Service: August 12, 2011 - Present
Responsibilities: Management of the company's day to day operations and resources, face of the company, and main point of contact for shareholders and corporate communications. Salary compensation is $120,000/year for 2021.

Position: Treasurer
Dates of Service: March 29, 2019 - Present
Responsibilities: Management of Corporate Fiscal Affairs

Position: Board Member
Dates of Service: March 29, 2019 - Present
Responsibilities: All corporate powers are exercised by or under the authority of, and the business and affairs of this Corporation shall be managed under the direction of, the Board of Directors, except as otherwise provided by its Articles of Incorporation.

Name: Garrett Scott Greenburg
Garrett Scott Greenburg's current primary role is with FarPoint Venture Law. Garrett Scott Greenburg currently services less than 5 hours per week in their role with the Issuer.
Positions and offices currently held with the issuer:

Position: Assistant Secretary
Dates of Service: March 29, 2019 - Present
Responsibilities: Assist the Secretary and CEO with corporate compliance. G. Scott Greenburg is compensated hourly, through his firm Farpoint Venture Law, for his contributions. G. Scott Greenburg's primary job is at Farpoint Venture Law.

Position: Board Member
Dates of Service: August 16, 2021 - Present
Responsibilities: All corporate powers are exercised by or under the authority of, and the business and affairs of this Corporation shall be managed under the direction of, the Board of Directors, except as otherwise provided by its Articles of Incorporation.

Other business experience in the past three years:

Employer: FarPoint Venture Law
Title: Founder/Attorney
Dates of Service: April 01, 2017 - Present
Responsibilities: Legal Counsel. The Company has engaged the law firm, FarPoint Venture Law PC, to serve as the Company's outside general counsel, which may include, annual compensation or consideration in excess of $120,000.

Name: Dan Gasper
Positions and offices currently held with the issuer:
Position: Board Member
Dates of Service: August 16, 2021 - Present
Responsibilities: All corporate powers are exercised by or under the authority of, and the business and affairs of this Corporation shall be managed under the direction of, the Board of Directors, except as otherwise provided by its Articles of Incorporation.

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Title of class: Common Stock
Stockholder Name: Kurt Charron

Amount and nature of Beneficial ownership: 2,165,677
Percent of class: 37.28%

Title of class: Common Stock
Stockholder Name: Halliser CB2
Amount and nature of Beneficial ownership: 2,736,101
Percent of class: 47.10%

Title of class: Preferred Stock
Stockholder Name: Halliser CB2
Amount and nature of Beneficial ownership: 605,000
Percent of class: 100%

RELATED PARTY TRANSACTIONS

Name of Entity: Kurt Charron
Relationship to Company: Officer
Nature / amount of interest in the transaction: Outstanding Loan Payable with $167,048.83 due
Material Terms: This loan has $167,048.83 due and is currently earning interest at 5%. Loan payments have been delayed due to the COVID-19 pandemic.

Name of Entity: Kurt Charron
Relationship to Company: Officer
Nature / amount of interest in the transaction: New Loan Receivable with $74,964.00 due
Material Terms: This loan is for $74,964.00 and is currently earning interest at 1%.

Name of Entity: Kurt Charron
Relationship to Company: Officer
Nature / amount of interest in the transaction: Purchase of 1,249,400 Restricted Stock Units
Material Terms: These units were purchased August 13, 2021 for $74,964.00.

Name of Entity: Kurt Charron
Relationship to Company: Officer
Nature / amount of interest in the transaction: Transfer of 324,320 Common Shares to Kurt Charron from another shareholder
Material Terms: These units were transferred October 21, 2021 as part of a confidential settlement agreement.

Name of Entity: Kurt Charron
Relationship to Company: Officer
Nature / amount of interest in the transaction: Transfer of 47,957 Common Shares to Kurt Charron from another shareholder
Material Terms: These units were transferred October 21, 2021 as part of a confidential settlement agreement.

Name of Entity: Gerard Charron
Relationship to Company: Family member
Nature / amount of interest in the transaction: Repayment of Loan Payables totaling $68,202.25.

Name of Entity: Halliser CB2
Relationship to Company: Investor over 10%; Representative on Board (Dan Gasper)
Nature / amount of interest in the transaction: Common and Preferred Stock
Material Terms: Halliser CB2 purchased 2,736,101 shares of common stock and 605,000 shares of Preferred Stock pursuant to an Investment Agreement dated 8-16-21 with ongoing covenants and protections, a right to provide paid support services and a follow on investment right.

OUR SECURITIES

Common Stock
The amount of security authorized is 50,000,000 with a total of 5,809,568 outstanding.

Preferred Stock
The amount of security authorized is 5,497,000 with a total of 605,000 outstanding.

Stock Options and Warrants
The amount of security authorized is 437,300 with a total of 177,000 outstanding.

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Common stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Common stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the educational software development industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering common stock in the amount of up to $250,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Common Stock. In addition, if we need to raise more equity capital from the sale of Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Some of the statements in the materials provided to subscribers and purchasers are forward-looking. These statements involve known and unknown risks, uncertainties, and other factors that may cause our or our industry's actual results, levels of activity, performance, or achievements to be materially different from future results, levels of activity, performance, or achievements expressed or implied by such forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "expect," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue" or the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may and likely will differ materially. In evaluating these statements, you should specifically consider various factors, including the risks outlined under "Risk Factors." Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of such statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform such statements to actual results.

Minority Holder; Securities with Voting Rights

The common stock that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the Company and have agreed to appoint the Chief Executive Officer of the Company (the "CEO"), or his or her successor, as your voting proxy. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a minority holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the FDA (Food and Drug Administration), FTC (Federal Trade Commission) TTB (Alcohol and Tobacco Tax and Trade Bureau), and other relevant government laws and regulations. The laws and regulations concerning the selling of product may be subject to change and if they do then the selling of product may no longer be in the best interest of the Company. At such point the Company may no longer want to sell product and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including manufacturing, shipping, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

We may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on www.chareau.us or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on Charron Favreau, S.P.C. could harm our reputation and materially negatively impact our financial condition and business.

Risks Related to the Specialty Alcoholic Beverage and Spirits Industries

We have many current and potential competitors, many of whom have considerably greater financial and other resources than we do. There are many new competitive entrants every year. Further, if our products are successful, others will enter the market, which may draw our customers away from us or preclude us from obtaining any additional customers. In particular, there are a number of established alcoholic beverage and spirits operators the U.S., that sell comparable products and at any time could enter the market with new competing products based on Aloe. Our business is subject to many regulations and noncompliance is costly. The production, marketing and sale of food products, including contents, labels and packaging, are subject to the rules and regulations of various federal, provincial, state and local health agencies. If a regulatory authority finds that a current or future product or production run is not in compliance with any of these regulations, we may be fined, or production may be stopped, thus adversely affecting our financial conditions and operations. Any adverse publicity associated with any noncompliance may damage our reputation and our ability to successfully market our products. Furthermore, the rules and regulations are subject to change from time to time and while we closely monitor developments in this area, we have no way of anticipating whether changes in these rules and regulations will impact our business adversely. Additional or revised regulatory requirements, whether labeling, environmental, tax or otherwise, could have a material adverse effect on our financial condition and results of operations. We could be subject to product recalls, which could have a material adverse affect on our business. We source ingredients from a variety of suppliers, and although we have procedures to maintain quality assurance, defective or contaminated ingredients in our products or defects in our product packaging may require us to institute a costly and potentially damaging product recall. Our general liability insurance does not cover the costs of product recalls. Adverse publicity or claims that may be generated from bad or defective products may impact the ability to maintain our community and shareholder profile and image. Recent incidents involving other product and service providers have indicated that the risks due to adverse publicity (as in the case of tainted products) or claims for improper packaging or labeling may impact the ability to maintain our community and shareholder profile and image. Thus, any illness or injury or rumor of illness or injury related to our products or employees may cause negative publicity that may have a material adverse effect on us and the value of our securities. Claims arising from injury could require significant attention and resources and divert management from efforts to operate and expand the business. Moreover, although currently unpredictable, negative publicity concerning other activities or incidents in connection with our operations or employees could have a material adverse impact on us and the value of our securities. For a significant portion of our business we sell through and rely on distributors which we do not control and which we are dependent upon for performance. Their performance could affect our ability to efficiently and profitably distribute and market our products, to maintain our existing markets and to expand our business into other geographic markets. Our ability to establish a market for our unique brands and products in new geographic distribution areas, as well as maintain and expand our existing markets, is in many cases dependent on our ability to establish and maintain successful relationships with reliable independent distributors strategically positioned to serve those areas. We do not control our distributors and poor distributor performance could affect our ability to efficiently and profitably distribute and market our products. Many of our larger distributors sell and distribute competing products, including other natural and organic food products, and our products may represent a small portion of their business. To the extent that our distributors are distracted from selling and supporting our products or do not employ sufficient efforts in managing and selling our products, including re-stocking the retail shelves with our products, our sales and profitability will be adversely affected, and we may be unable to maintain our existing markets and to expand our business into other geographic markets. Our ability to maintain our distribution network and attract additional distributors will depend on a number of factors, many of which are outside our control. Some of these factors include: • the level of demand for our brands and products in a particular distribution area, • our ability to price our products at levels competitive with those offered by competing products, and • our ability to deliver products in the quantity and at the time ordered by distributors. We may not be able to meet all or any of these factors in any of our current or prospective geographic areas of distribution. Our inability to achieve any of these factors in a geographic distribution area will have a material adverse effect on our relationships with our distributors in that particular geographic area, thus limiting our ability to expand our market, which will likely adversely effect our revenues and financial results. Because our customers and distributors are not required to place minimum orders with us, we need to carefully manage our inventory levels, and it is difficult to predict the timing and amount of our sales. Our direct customers and distributors are not required to place minimum monthly or annual orders for our products. In order to reduce inventory costs, independent distributors endeavor to limit the inventories of our products which they hold at their warehouses and distribution centers. Accordingly, there is no assurance as to the timing or quantity of purchases by any of our direct customers or independent distributors or that any of our customers or distributors will continue to purchase products from us in the same frequencies and volumes as they may have done in the past. We cannot accurately predict the sales volumes of our customers or distributors. We are subject to many federal, state and local laws with which compliance is both costly and complex. The food and beverage industry is subject to extensive federal, state and local laws and regulations, including the recently enacted comprehensive health care reform legislation, those relating to building and zoning requirements and those relating to the preparation and sale of food. We are also subject to licensing and regulation by state and local authorities relating to health, sanitation, safety and fire standards. We are subject to federal and state laws governing our relationships with employees (including the Fair Labor Standards Act of 1938, the Immigration Reform and Control Act of 1986 and applicable requirements concerning the minimum wage, overtime, family leave, working conditions, safety standards, immigration status, unemployment tax rates, workers' compensation rates and state and local payroll taxes) and federal and state laws which prohibit discrimination. As significant numbers of our associates are paid at rates related to the applicable minimum wage, further increases in the minimum wage or other changes in these laws could increase our labor costs. Our ability to respond to minimum wage increases by increasing menu prices will depend on the responses of our competitors and customers. In March 2010, the United States federal government enacted comprehensive health care reform legislation which, among other things, includes guaranteed coverage requirements, eliminates pre-existing condition exclusions and annual and lifetime maximum limits, restricts the extent to which policies can be rescinded and imposes new and significant taxes on health insurers and health care benefits. The legislation imposes implementation effective dates that began in 2010 and extend through 2020, and many of the changes require additional guidance from government agencies or federal regulations. To date, we have not experienced material costs related to such legislation. However, due to the phased-in nature of the implementation and the lack of interpretive guidance, it is difficult to determine at this time what impact the health care reform legislation will have on our financial results. Possible adverse effects could include increased costs, exposure to expanded liability and requirements for us to revise the ways in which we provide healthcare and other benefits to our employees. The impact of current laws and regulations, the effect of future changes in laws or regulations that impose additional requirements and the consequences of litigation relating to current or future laws and regulations, or our inability to respond effectively to significant regulatory or public policy issues, could increase our compliance and other costs of doing business and, therefore, have an adverse effect on our results of operations. Failure to comply with the laws and regulatory requirements of federal, state and local authorities could result in, among other things, revocation of required licenses, administrative enforcement actions, fines and civil and criminal liability. In addition, certain laws, including the ADA, could require us to expend significant funds to make modifications to our facility if we failed to comply with applicable standards. Compliance with all of these laws and regulations can be costly and can increase our exposure to litigation or governmental investigations or proceedings.

Impact of COVID-19

The closure of bars, restaurants, and retail businesses in 2020 due to COVID-19, and related government orders, has affected, and will continue to affect, our business and industry. The uncertainty of when these businesses will open back up, and under what regulations, causes risk to the future success of our business and the ability to sell our products.

Risks of Investing in a Private Company and of this Investment

We are largely dependent on the services of our founder. Our management will be dependent, to a large degree, on the services of Kurt Charron, the company's founder and CEO. Loss of his services could have a material adverse effect on our business because a qualified replacement may be difficult or impossible to retain. The CEO will control the Company. Accordingly, no investors should purchase any of the securities offered hereby unless they are willing to entrust us with all decision-making. Further, there is nothing to preclude any officer or director from resigning at any time and withdrawing from active participation in the business. We have made projections as to future performance that only reflect our best knowledge and those projections are based on assumptions and will not likely match actual performance. Our projected financial information provided to prospective investors is limited to presenting, to the best of management's knowledge and belief, pro forma financial forecasts or projections. The forecasts and projections are based on management's judgments and are meant to provide potential investors with an estimation of our sales activities through direct retail and distribution accounts, and not to project our actual anticipated results during any particular time frame. In particular, the projections do not take into account larger shipments to new customers at various points throughout the year. Our actual results will vary from the projections, and such variations may be material. We must control our costs and product supply to be profitable. It is critical to our success that we develop a rapid and reliable supply of raw materials, packaging and products in order to achieve the product cost expectations and financial projections as set forth in these materials. Although we believe that we can source all our product needs from a variety of suppliers, brokers and growers, there can be no assurance, at this time, that production costs we have assumed will allow the margins to fall within our forecasted range. We maintain limited liability insurance coverage. Although we carry general liability insurance of $2,000,000 in product liability insurance, such insurance may not be sufficient to cover any potential liability. Our insurance does not cover the primary cost of product recalls. If our insurance is insufficient to pay for claims or recalls, and we are held liable, we could be liable for a large sum of money in excess of our liability coverage. If we cannot pay the judgment and become insolvent, or do not have the funds to defend a lawsuit, we could be forced to stop doing business. We face a number of uninsured risks, any one of which could harm our business. The Company will maintain limited business interruption insurance. We may not maintain insurance against all losses we suffer or liabilities we incur because of our operations. This could be because insurance is unavailable, we do not have the financial resources to acquire the insurance, or because we have elected not to purchase insurance. If we suffer a loss that is not covered by insurance or that exceeds the amount of our insurance coverage, we may be forced to cease operations. We will need to hire and train additional key personnel and failure to find and hire such personnel could constrain our growth. As the Company grows it will need additional personnel. Our success will depend, in part, upon our ability to attract and retain qualified employees. If we are unable to engage and retain the necessary personnel, our business would be materially and adversely affected. We maintain broad discretion with respect to the use of the offering proceeds. We maintain broad discretion with respect to the use of proceeds from this Offering. As such the CEO may amend the use of the proceeds without your approval. Moreover, the net proceeds from this Offering are allocated for product support, inventory and for working capital, the expenditure of which will be at the discretion of the Board of Directors. We will have the right to issue additional shares which would dilute the interests of existing shareholders. We have the power to issue more shares without shareholder approval. We may in the future attempt to issue more shares to raise funds. To the extent we raise additional capital by issuing equity or securities convertible into equity, ownership dilution to our shareholders will result and this dilution may be severe. We have agreed to provide indemnification of officers and directors. Our Corporate Bylaws and organizational materials provide that we may indemnify the CEO, any director, officer, agent and/or employee for liabilities as are specified by law. We have entered into and intend in the future to enter into indemnification agreements with the CEO and each of our officers and directors. Further, we may purchase and maintain insurance on behalf of any of them whether or not we have the power to indemnify such person against the liability insured against. This could result in substantial expenditures by us and prevent us from recovering from our officers, directors, agents and employees for losses incurred by us as a result of their actions. State corporate statutes and certain provisions of the Corporate Bylaws and organizational materials under certain circumstances provide for indemnification of the Company's officers, directors and controlling persons against liabilities which they may incur in such capacities. A summary of the circumstances in which such indemnification is provided is contained herein, but this description is qualified in its entirety by reference to the Company's Bylaws and to the statutory provisions. In general, any officer, director, employee or agent may be indemnified against expenses, fines, settlements or judgments arising in connection with a legal proceeding to which such person is a party, if that person's actions were in good faith, were believed to be in the Company's best interest, and were not unlawful. Unless such person is successful upon the merits in such an action, indemnification may be awarded only after a determination by independent decision of the CEO, by legal counsel, or by a vote of the shareholders, that the applicable standard of conduct was met by the person to be indemnified. The circumstances under which indemnification is granted in connection with an action brought on behalf of the Company is generally the same as those set forth above; however, with respect to such actions, indemnification is granted only with respect to expenses actually incurred in connection with the defense or settlement of the action. In such actions, the person to be indemnified must have acted in good faith and in a manner believed to have been in the Company's best interest, and have not been adjudged liable for negligence or misconduct. Indemnification may also be granted pursuant to the terms of agreements which may be entered in the future or pursuant to a vote of shareholders or directors. The statutory provision cited above also grants the power to the Company to purchase and maintain insurance which protects its officers and directors against any liabilities incurred in connection with their service in such a position, and such a policy may be obtained by the Company. We do not anticipate paying dividends and unit holders will not earn current returns. We do not anticipate paying dividends on our equity securities in the foreseeable future. Future dividends will depend on our earnings and our financial requirements. If you believe you will have a need for immediate income from the Company's equity securities, you should not purchase our securities. FOR ALL OF THE AFORESAID REASONS AND OTHERS SET FORTH HEREIN, THE PURCHASE OF THE SHARES OFFERED HEREBY INVOLVES A HIGH DEGREE OF RISK. ANY PERSON CONSIDERING AN INVESTMENT IN THE SHARES OFFERED HEREBY SHOULD BE AWARE OF THESE

AND OTHER FACTORS SET FORTH IN THIS MEMORANDUM. THE SHARES SHOULD BE PURCHASED ONLY BY PERSONS WHO CAN AFFORD TO ABSORB A TOTAL LOSS OF THEIR INVESTMENT IN THE COMPANY AND HAVE NO NEED FOR A RETURN ON THEIR INVESTMENT.

We Do Not Have a Diversified Merchandise Mix

The great majority of our assets will be committed to developing and marketing a line of products in a single industry under a single brand. Accordingly, because we have few other assets or product lines that could spread the risk of investment, our profitability will depend on the success of our sales of products under our brand name and related product names. We may, at any time, elect to discontinue use of the Chareau brand name or change our products, services, or concepts. We have a name and logo that are not well known. Our ability to sell our products depends on the ready acceptance by the consuming public of a trade/brand name and logo and names and logos of its new products. Competitors have developed well-known trade/brand names and logos that have, and may continue to have, superior recognition in the relevant marketplace. There can be no assurance that our products will be well received by the consuming public and relevant markets. Seasonality may cause cash flow to vary from quarter to quarter. Seasonal factors typically influence retail demand for food products, which would impact sales through our direct and distributor customers, subsequently impacting our quarterly revenues and cash flows. We expect our quarterly operating results to fluctuate. We expect to experience significant fluctuations in future quarterly operating results due to a variety of factors, many of which are outside our control. As a result, quarterly comparisons of our operating results are not necessarily meaningful and investors should not necessarily rely on the results of one quarter as an indication of our future performance. Factors that may negatively affect our quarterly operating results include: • frequency of repeat purchases by customers; • our ability to attract and retain talented sales employees; • the announcement or introduction of new or enhanced products by us or our competitors; • changes in our pricing policies or the pricing policies of our competitors; and • the amount and timing of operating costs and capital expenditures relating to expansion of our business, operations, and infrastructure. Our quarterly gross margins also may be impacted by a number of different factors, including the mix of product revenues and the cost fluctuation of various product ingredients. Because our lack of operating history and the rapidly evolving nature of our industry make forecasting quarterly operating results difficult, we base our expenses in large part on our operating plans and future revenue projections. Most of our expenses are fixed in the short term, and it may be difficult to quickly reduce spending if revenues are lower than projected. Therefore, any significant shortfall in revenues would likely have an immediate and negative impact on our business, operating results, and financial condition. Our growth is dependent on the successful introduction of new products not well known in our markets, and we have limited access to independent market research. Products made with Aloe are relatively new to the United States market, and Aloe-based liqueur products are largely a new sub-category of products within the overall alcoholic beverage market. The Company's growth is dependent on the successful introduction of new products. New products bear a risk of not being able to penetrate into the market and require effort and investment in marketing to be able to obtain a place in the consumer's world. The Company has conducted limited consumer research of its products and due to capital constraints is unable to undertake or engage other entities to conduct market research for our products. Accordingly, beyond our limited success in the market to date, there is limited independent assurance that market demand exists for our products.

We have existing intellectual property that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

Social Purpose Corporation

The mission of this social purpose corporation is not necessarily compatible with and may be contrary to maximizing profits and earnings for shareholders, or maximizing shareholder value in any sale, merger, acquisition, or other similar actions of the corporation.

There is Uncertainty About the Future Direction of the U.S. Government

In an election year, there has been wide-spread uncertainty about the future direction of the U.S. Government. This uncertainty can lead to new prohibitive legislation, tax increases, fluctuations in consumer spending, and the delay or absence of government funding initiatives to aid small businesses and individuals that were affected by the COVID-19 pandemic.

Risks Related to a Civil Lawsuit

The Founder is currently in an open civil lawsuit as the plaintiff against a Major Holder of company shares. Although the Company is not named as a party in the lawsuit, the defendant may take negative actions against both the Founder and the Company in the future. The Company may incur legal fees and other expenses resulting from those actions.

Risks Related to a Disgruntled Major Holder of Company Shares

The Company believes to have a disgruntled Major Holder of Company shares. This shareholder has taken actions that the Founder believes has, or may cause, future risk and/or damage to the Company. The risks include a shareholder derivative lawsuit, default on an existing SBA 7a loan that the shareholder has personally guaranteed, blocking of new funding and/or partnerships through the withholding of affirmative votes, legal fees and other expenses, negative publicity from the shareholder's past and current conduct, harassment and defamation of the Founder and/or other Company employees and partners, harassment and defamation of the brand both publicly and privately through channels including, but not limited to, Company meetings, social media, press, and/or in-person dialogue.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1) to the Company;

(2) to an accredited investor;

(3) as part of an offering registered with the SEC; or

(4) to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on June 3, 2022.

Charron Favreau S.P.C.

By /s/ *Kurt Charron*

     Name: Kurt Charron

     Title: CEO

Exhibit A

FINANCIAL STATEMENTS


Charron Favreau
Profit & Loss
January through December 2021


Accrual Basis

	TOTAL
Ordinary Income/Expense	
Income	1,204,283.58
Cost of Goods Sold	398,996.27
Gross Profit	805,287.31
Expense	
6000 · Staffing Expenses	437,914.54
6300 · Administrative Expenses	283,009.59
6500 · Occupancy Expense	174,988.82
6600 · Manufacturing Expenses	115,467.61
6700 · Marketing Expenses	15,198.97
6800 · Sales Expense	256,871.07
Total Expense	1,283,450.60
Net Ordinary Income	-478,163.29
Other Income/Expense	
Other Income	76,158.80
Other Expense	264,192.46
Net Other Income	-188,033.66
Net Income	**-666,196.95**


Charron Favreau
Balance Sheet
As of December 31, 2021


Accrual Basis

	Dec 31, 21
ASSETS	
Current Assets	
Checking/Savings	345,259.36
Accounts Receivable	154,169.08
Other Current Assets	646,063.34
Total Current Assets	1,145,491.78
Fixed Assets	113,297.96
Other Assets	24,243.98
TOTAL ASSETS	**1,283,033.72**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	-221,456.25
Long Term Liabilities	785,468.91
Total Liabilities	564,012.66
Equity	719,021.06
TOTAL LIABILITIES & EQUITY	**1,283,033.72**

CERTIFICATION

I, Kurt Charron, Chief Executive Officer of Charron Favreau, S.P.C., hereby certify that the financial statements of Charron Favreau, S.P.C. included in this report are true and complete in all material respects.

Chief Executive Officer

CERTIFICATION

I, Kurt Charron, Principal Executive Officer of Charron Favreau S.P.C., hereby certify that the financial statements of Charron Favreau S.P.C. included in this Report are true and complete in all material respects.

Kurt Charron

CEO